UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75078 / June 1, 2015

Admin. Proc. File No. 3-16417

In the Matter of

DISCOVERY OIL, LTD.,
MAYDAO CORPORATION, and
NX GLOBAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Discovery Oil, Ltd., Maydao Corporation, or NX
Global, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Discovery Oil, Ltd., Maydao Corporation, and NX
Global, Inc.[2] The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. § 201.360(d).

[2]   *Discovery Oil, Ltd., I/O Magic Corp., Maydao Corp., NX Global, Inc., and Sensivida Med.
Tech., Inc.,* Initial Decision Release No. 776 (Apr. 17, 2015), 111 SEC Docket 06, 2015 WL
1745878. The Central Index Key numbers are: 29071 for Discovery Oil, Ltd.; 1084662 for
Maydao Corporation; and 1165336 for NX Global, Inc.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,
the registration of each class of registered securities of Discovery Oil, Ltd., Maydao Corporation,
and NX Global, Inc., is hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 776
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16417

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DISCOVERY OIL, LTD., I/O MAGIC CORPORATION, MAYDAO CORPORATION NX GLOBAL, INC., and SENSIVIDA MEDICAL TECHNOLOGIES, INC.	INITIAL DECISION ON DEFAULT AS TO THREE RESPONDENTS April 17, 2015

APPEARANCE: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on March 4, 2015, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. The OIP required Respondents to file an Answer to the allegations within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On March 12, 2015, the Division of Enforcement (Division) filed a declaration which shows that each Respondent was served with the OIP by March 11, 2015.

I find that Respondents were served with the OIP by March 11, 2015, thus their Answers were due by March 24, 2015. 17 C.F.R. §§ 201.141(a)(2)(ii), .160(b), .220(b). On March 12, 2015, I postponed the hearing scheduled to begin on March 17, 2015, and ordered a telephonic prehearing conference on April 14, 2015. *Discovery Oil, Ltd.*, Admin Proc. Rulings Release No. 2415, 2015 SEC LEXIS 950. In the postponement order I stated that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *Id.*; *see* 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

No Respondent appeared at the prehearing conference on April 14, 2015. The Division represented that Respondents I/O Magic Corporation and SensiVida Medical Technologies, Inc., had signed offers of settlement, and that Respondent Maydao Corporation (Maydao) expressed

its intention not to participate in this proceeding. As of the date of this Initial Decision, no Respondent has filed an Answer or otherwise defended the proceeding. Accordingly, I find Respondents Discovery Oil, Ltd. (Discovery), Maydao, and NX Global, Inc. (NX Global), (collectively, the three Respondents) to be in default and deem the OIP's allegations to be true as to them.[1] *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Discovery, Central Key Index (CIK) No. 29071, is a void Delaware corporation located in Malibu, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Discovery is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $38,921 for the prior nine months. As of March 3, 2015, the common stock of Discovery was quoted on OTC Link operated by OTC Market Group Inc. (formerly "Pink Sheets") (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Maydao, CIK No. 1084662, is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maydao is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $5,551 for the prior nine months. As of March 3, 2015, the common stock of Maydao was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NX Global, CIK No. 1165336, is a revoked Nevada corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NX Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended October 31, 2011, which reported a net loss of $1,504,541 for the prior year. As of March 3, 2015, the common stock of NX Global was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules (Rule or Rules) 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The three Respondents have failed to file such reports. "Compliance with those requirements is mandatory and may not be subject to

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[1] This proceeding has ended as to SensiVida Medical Technologies, Inc. *See Discovery Oil, Ltd.*, Exchange Act Release No. 74736, 2015 WL 1732102 (Apr. 16, 2015). This Initial Decision does not apply to I/O Magic Corporation, which is pursuing settlement with the Commission.

conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, the three Respondents have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. *See* OIP at 2. The three Respondents' failure to file timely annual and quarterly reports violates Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The three Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The three Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, the three Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the three Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Discovery Oil, Ltd., Maydao Corporation, and NX Global, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge